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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                SCHEDULE 13G


      Under the Securities Exchange Act of 1934 (Amendment No._______)*



                         Park Electrochemical Corp.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                               Commonstock**
- --------------------------------------------------------------------------------
                       (Title Of Class of Securities)


                                  700416209
                        ----------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




- ----------------------
**The amount reflected in Item 9 of the cover pages reflects common stock issuable upon conversion of 7 1/4% debentures due 2006 (the "Debentures") (CUSIP 700416AA8). Merrill Lynch & Co., Inc. beneficially owns no shares of commonstock and may be deemed to beneficially own $6,248,000 aggregate principal amount of Debentures.

CUSIP NO. 700416209                13G                 Page 2 of 9 Pages

- --------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch & Co., Inc.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                       (a) [_]
                                                                       (b) [_]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- --------------------------------------------------------------------------------
 NUMBER OF            5   SOLE VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY
   EACH               ----------------------------------------------------------
 REPORTING            6   SHARED VOTING POWER
PERSON WITH
                             301,835
                      ----------------------------------------------------------
                      7   SOLE DISPOSITIVE POWER

                             None
                      ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                             301,835
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        301,835
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.3%
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 700416209                    13G               Page 3 of 9 Pages

- --------------------------------------------------------------------------------


1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch Group, Inc.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                       (a) [_]
                                                                       (b) [_]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- --------------------------------------------------------------------------------
  NUMBER OF           5   SOLE VOTING POWER
   SHARES
 BENEFICIALLY                None
  OWNED BY            ----------------------------------------------------------
    EACH              6   SHARED VOTING POWER
  REPORTING
 PERSON WITH                 301,835
                      ----------------------------------------------------------
                      7   SOLE DISPOSITIVE POWER

                             None
                      ----------------------------------------------------------

                      8   SHARED DISPOSITIVE POWER

                             301,835
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        301,835
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.3%
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        HC, CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 700416209                    13G               Page 4 of 9 Pages

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Princeton Services, Inc.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                       (a) [_]
                                                                       (b) [_]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- --------------------------------------------------------------------------------
 NUMBER OF            5   SOLE VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY             ----------------------------------------------------------
   EACH               6   SHARED VOTING POWER
 REPORTING
PERSON WITH                  301,835
                      ----------------------------------------------------------
                      7   SOLE DISPOSITIVE POWER

                             None
                      ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                             301,835
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        301,835
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.3%
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        HC, CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)       Name of Issuer:
                 ---------------

                 Park Electrochemical Corp.

Item 1 (b)       Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------

                 5 Dakota Drive
                 Lake Success, NY 11042

Item 2 (a)       Names of Persons Filing:
                 -----------------------

                 Merrill Lynch & Co., Inc.
                 Merrill Lynch Group, Inc.
                 Princeton Services, Inc.

Item 2 (b)       Address of Principal Business Office, or, if None, Residence:
                 ------------------------------------------------------------
                 Merrill Lynch & Co., Inc.
                 World Financial Center, North Tower
                 250 Vesey Street
                 New York, New York  10281

                 Merrill Lynch Group, Inc.
                 World Financial Center, North Tower
                 250 Vesey Street
                 New York, New York  10281

                 Princeton Services, Inc.
                 800 Scudders Mill Road
                 Plainsboro, New Jersey  08536

                              Page 5 of 9 pages

Item 2 (c)       Citizenship:
                 -----------

                 See Item 4 of Cover Pages

Item 2 (d)       Title of Class of Securities:
                 ----------------------------

                 Common Stock

Item 2 (e)       CUSIP Number:
                 ------------

                 700416209

Item 3

        Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(ii)(G).

Item 4           Ownership
                 ---------

          (a) Amount Beneficially Owned:

        See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group and PSI (the "Reporting Persons") disclaim beneficial ownership of the securities of Park Electrochemical Corp. (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer] covered by this statement.

          (b) Percent of Class:

                      See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:

                      See Item 5 of Cover Pages

              (ii) shared power to vote or to direct the vote:

                      See Item 6 of Cover Pages

              (iii)sole power to dispose or to direct the disposition of:

                      See Item 7 of Cover Pages

              (iv) shared power to dispose or to direct the disposition of:

                      See Item 8 of Cover Pages


                              Page 6 of 9 Pages

Item 5          Ownership of Five Percent or Less of a Class.
                --------------------------------------------

                Not Applicable

Item 6          Ownership of More than Five Percent on Behalf of Another
                --------------------------------------------------------
                Person.
                ------

        PSI is the general partner of two investment advisers registered under
Section 203 of the Investment Advisers Act of 1940, which act as investment advisers to investment companies regisered under Section 8 of the Investment Company Act of 1940 that hold the reported securities. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities reported herein.


Item 7          Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company.
                -------

                See Exhibit A

Item 8          Identification and Classification of Members of the Group.
                ---------------------------------------------------------

                Not Applicable

Item 9          Notice of Dissolution of Group.
                -------------------------------

                Not Applicable


                              Page 7 of 9 Pages

Item 10         Certification.
                -------------

        By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994    Merrill Lynch & Co., Inc.


                                    ---------------------------------
                                    Name: David L. Dick
                                    Title: Assistant Secretary


                                    Merrill Lynch Group, Inc.

                                    ---------------------------------
                                    Name: David L. Dick
                                    Title: Secretary


                                    Princeton Services, Inc.

                                    ---------------------------------
                                    Name: David L. Dick
                                    Title: Attorney-in-Fact*


________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

                              Page 8 of 9 Pages

                           Exhibit A to Schedule 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


        The persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are holding companies in accordance with (S) 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries are set forth below.

        ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 6.3% of the securities of Park Chemical Corp. (the "Issuer") by virtue of its control of its wholly-owned subsidiary, PSI.

        PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 6.3% of the securities of the Issuer Corporation by virtue of its control, as general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Mnaagment) ("MLAM") and Fund Asset Management, L.P. ("FAM").

        MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of 2.4% of the common stock outstanding of the Issuer as a result of acting as investment adviser to an investment company registered under Section 8 of the Investment Company Act of 1940 that may be deemed to beneficially own such common stock.

        FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed the beneficial owner of 3.9% of the common stock outstanding of the Issuer as a result of acting as investment adviser to an investment company registered under Section 8 of the Investment Company Act of 1940 that may be deemed to benefically own such common stock.

        Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM, and FAM disclaim beneficial ownership of the securities of the Company, and the filing of this
Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Issuer.


                              Page 9 of 9 Pages